Exhibit 3.1

FIRST AMENDMENT TO
AMENDED AND RESTATED BY-LAWS OF
GENCO SHIPPING & TRADING LIMITED

AS ADOPTED JUNE 4, 2018

The Amended and Restated By-Laws of Genco Shipping & Trading Limited, a Marshall Islands corporation, are hereby amended as follows:

Section 11 of Article III of the By-Laws is hereby amended and restated to read as follows:

Section 11          Voting:  The vote of the majority of the Directors, present in person or by proxy, in communication by e-mail or conference telephone, at a meeting at which a quorum is present shall be the act of the Directors.  Any action required or permitted to be taken at a meeting may be taken without a meeting if all members of the Board consent thereto in writing or by any other means permitted under the BCA.